UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

ANNOUNCEMENT OF SHARE BUYBACK OFFER

On May 25, 2026, Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), informed the stock exchanges in India on which its equity shares are listed and the New York Stock Exchange of the public disclosures regarding the buyback of its equity shares (the “Share Buyback Offer”). The Company hereby furnishes the Commission with copies of such disclosures. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On May 25, 2026, the Company placed a public announcement (the “Public Announcement”) in certain Indian newspapers concerning the Share Buyback Offer. A copy of the form of this Public Announcement is available on the Company’s website and is attached to this Form 6-K as Item 99.1.

On May 25, 2026, the Company issued a press release (the “Press Release”) concerning its Share Buyback Offer. A copy of such Press Release is available on the Company’s website and is attached to this Form 6-K as Item 99.2.

On May 25, 2026, the Company made available on its website a notice (the “Notice to ADS Holders”) to holders of American Depositary Shares (“ADSs”). A copy of such Notice to ADS Holders is attached to this Form 6-K as Item 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M Sanaulla Khan

M Sanaulla Khan
Senior Vice President & Company Secretary

Dated: May 26, 2026.

INDEX TO EXHIBITS

Item

99.1	Public Announcement placed in Indian newspapers on May 25, 2026.

99.2	Press Release issued on May 25, 2026.

99.3	Notice to holders of American Depositary Shares made available on May 25, 2026.